Exhibit 99.1

Execution Version

CONSENT AND AMENDMENT AGREEMENT

This Consent and Amendment Agreement (this “Consent”), dated as of November 21, 2022, is entered into between ObsEva SA, a Swiss stock corporation (the “Company”), and JGB (Cayman) Port Ellen Ltd., (the “Holder”) (each a “Party” and together, the “Parties”).

WHEREAS, reference is made to that certain IP Acquisition Agreement, by and between, the Company, on the one hand, and XOMA (US) LLC, a Delaware limited liability company (“XOMA”), on the other hand, dated as of November 21, 2022 (the “Acquisition Agreement”) attached hereto as Exhibit A;

WHEREAS, under the Acquisition Agreement, the Company irrevocably sells, assigns, transfers, and conveys to XOMA, and XOMA accepts, all right, title, and interest in and to certain Patents, Licenses, and know-how, defined collectively in the Acquisition Agreement as the “Acquired Rights”;

WHEREAS, reference is hereby made to that certain Senior Secured Convertible Note issued by the Company to the Holder due October 12, 2024, in the aggregate original principal amount of $31,496,063 (the “First Tranche Note”) and that certain Senior Secured Convertible Note issued by the Company to the Holder due January 28, 2025, in the aggregate original principal amount of $10,500,000 (the “Second Tranche Note” and together with the First Tranche Note, the “Outstanding Notes”), in each case, pursuant to that certain Amended and Restated Securities Purchase Agreement, deemed dated as of October 12, 2021, among the Company and the purchasers signatory thereto (including Holder), as further amended, modified or supplemented from time to time in accordance with its terms (the “Purchase Agreement”; capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement);

WHEREAS, (i) the Company, as assignor, and Holder, as assignee and security agent, have entered into that certain Amended and Restated Account Assignment Agreement, dated as of June 14, 2022 (the “Account Assignment Agreement”), (ii) pursuant to the Account Assignment Agreement, the Company assigned to Holder for security purposes a deposit account maintained with UBS Switzerland AG (“UBS”) with [***] (the “Account”), and (iii) Holder, the Company and UBS are parties to that certain Control Agreement dated October 12, 2021 (the “Control Agreement”) with respect to the Account;

WHEREAS, as of the date hereof, $4,909,737.17 aggregate principal amount plus accrued and unpaid interest thereon of the First Tranche Note and $1,863,745.22 aggregate principal amount plus accrued and unpaid interest thereon of the Second Tranche Note remain outstanding;

WHEREAS, the Company desires that the Holder execute this Consent to induce the Company and XOMA to enter into the Acquisition Agreement;

WHEREAS, the Outstanding Notes contain certain covenants, including without limitation, a restriction on the transfer, sale, lease, assignment, or other disposition of all or any part of the Company business or property (as provided in Section 6(a)(i) of the Outstanding Notes, and with any other restrictions in the Outstanding Notes, including any Event of Default (as defined in the Outstanding Notes) that would prohibit, condition, or otherwise restrict the sale and purchase of the Acquired Rights or any or all of the rights and/or obligations contained in the Acquisition Agreement (the “Restrictions”)); and

WHEREAS, on and subject to the terms and conditions hereof, the Company and XOMA desire for the Holder to waive, and the Holder is willing to waive, the Restrictions on a one-time basis in order for the Company and XOMA to consummate the transactions contemplated in the Acquisition Agreement, and the Holder agrees that, notwithstanding any Restrictions in the Outstanding Notes or contained elsewhere, XOMA is the purchaser and assignee of the Acquired Rights under the Acquisition Agreement (collectively, the “Requested Waiver”).

NOW, THEREFORE, in consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Holder agree that:

A. The Holder consents to the sale and purchase of the Acquired Rights under the Acquisition Agreement.

B. On a one-time basis, the Holder grants the Requested Waiver and relinquishes the Restrictions under the Outstanding Notes and any other provision of the Outstanding Notes to the extent such Restrictions or other provisions of the Outstanding Notes would prohibit or restrict the sale and purchase of the Acquired Rights.

C. The Holder agrees that it will not dispute, challenge, or otherwise take any adverse action regarding the sale and purchase of the Acquired Rights or otherwise, directly or indirectly, encourage any third-party to dispute, challenge, or otherwise take any adverse action regarding the sale and purchase of the Acquired Rights.

D. The Holder agrees that XOMA is an express third party beneficiary to this Consent.

E. The Company hereby acknowledges and agrees that the foregoing Requested Waiver is issued on a one-time basis and does not constitute a consent to, or waiver of, any present or future violation of or noncompliance with any provision under the Outstanding Notes and any other provision of the Outstanding Notes or a waiver of the Holder’s rights to insist upon strict compliance with each other term, covenant, condition, and provision of the Outstanding Notes, the Purchase Agreement, the Account Assignment Agreement or the Control Agreement.

F. Holder and the Company acknowledge and agree that:

(i)

the Outstanding Notes, the Purchase Agreement, the Account Assignment Agreement, the Control Agreement, and the other Transaction Documents are legal, valid, binding and enforceable against the Company in accordance with their terms;

(ii)

the Company’s obligations under the Outstanding Notes and the other Transaction Documents (the “Obligations”) are not subject to any setoff, deduction, claim, counterclaim or defenses of any kind or character whatsoever;

(iii)

notwithstanding anything to the contrary in any Transaction Document, Holder shall not be obligated to purchase Notes at any Mandatory Tranche Closing or any Optional Tranche Closing or to otherwise extend any credit to the Company pursuant to any of the Transaction Documents; provided, any representations and warranties of the Company pursuant to the Purchase Agreement that are deemed given as of a Mandatory Tranche Closing Date or Optional Tranche Closing Date shall not be so given if Holder declines to purchase Notes at such Mandatory Tranche Closing or Optional Tranche Closing; and

(iv)

Holder has fully and timely performed all of its obligations and duties in compliance with the Transaction Documents and applicable law, and has acted reasonably, in good faith and appropriately under the circumstances.

G. Minimum Cash Amount. Subject to and effective upon the consummation of the sale of the Acquired Rights pursuant to the Acquisition Agreement, the Company agrees that it shall, at all times while there remains any outstanding principal balance under the Outstanding Notes, maintain on deposit in the Account, subject to the Account Assignment Agreement and the Control Agreement, a cash balance of not less than $6,773,482.38 (as reduced pursuant to the proviso of this Clause (E), the “Minimum Cash Amount”); provided, that (i) the Minimum Cash Amount shall be immediately and automatically reduced on a dollar for dollar basis upon the conversion and/or payoff of any amount of the outstanding principal balance under either of the Outstanding Notes (for the avoidance of doubt, the Minimum Cash Amount shall at no time be greater than the amount of the then-outstanding aggregate principal balance of the Outstanding Notes); and (ii) upon any reduction of the Minimum Cash Amount, Holder shall reasonably promptly cause UBS to release to the Company any cash in excess of the Minimum Cash Amount held in the Account.

H. Amendments to the Outstanding Notes. Effective as of the date hereof, each of the Company and Holder agree that the “Maturity Date” under each of the First Tranche Note and the Second Tranche Note shall mean December 31, 2023 (the “Revised Maturity Date”), and all references to the Maturity Date under each of the First Tranche Note and the Second Tranche Note shall refer to the Revised Maturity Date. Except as expressly set forth in this Consent, nothing shall be deemed or construed to amend, supplement or modify the Outstanding Notes or otherwise affect the rights, remedies and/or obligations of any party thereto, all of which remain in full force and effect.

I. Binding Upon Successors. This Consent is binding upon the Company and the Holder, and the successors and assigns of the Company and the Holder and inures to their benefit and to the benefit of their successors and assigns.

J. Counterparts. This Consent may be executed in any number of counterparts and by different parties on separate counterparts, each of which, may be originally signed or executed via DocuSign and when so executed and delivered shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Consent. Delivery of an executed counterpart of this Consent by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Consent.

K. Invalidity. If one or more provisions of this Consent are held to be invalid, illegal or unenforceable by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Consent, which shall remain in full force and effect, and the parties hereto shall replace such invalid, illegal or unenforceable provision with a new provision permitted by applicable law and having an economic effect as close as possible to the invalid, illegal or unenforceable provision. Any provision of this Consent held invalid, illegal or unenforceable only in part or degree by a court of competent jurisdiction shall remain in full force and effect to the extent not held invalid, illegal or unenforceable.

L. Jurisdiction and Venue. All questions concerning the construction, validity, enforcement and interpretation of this Consent shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof. Each Party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a Party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”). Each Party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. Each Party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such Party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each Party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby.

M. Releases. In further consideration of the Holder’s execution of this Consent, the Company, on behalf of itself and its successors, assigns, parents, subsidiaries, affiliates, officers, directors, employees, agents and attorneys, hereby forever, fully, unconditionally and irrevocably waives and releases the Holder and its successors, assigns, parents, subsidiaries, affiliates, officers, directors, employees, attorneys and agents (collectively, the “Releasees”) from any and all claims, liabilities, obligations, debts, causes of action (whether at law or in equity or otherwise), defenses, counterclaims, setoffs, of any kind, whether known or unknown, whether liquidated or unliquidated, matured or unmatured, fixed or contingent, directly or indirectly arising out of, connected with, resulting from or related to any act or omission by the Holder or any other Releasee, on or prior to the date hereof, with respect to the Transaction Documents (collectively, the “Claims”). The Company further agrees that it shall not commence, institute, or prosecute any lawsuit, action or other proceeding, whether judicial, administrative or otherwise, to prosecute, collect or enforce any Claim.

N. Announcement. The Company shall file a Form 6-K simultaneously (i) announcing the terms of this Consent and the Acquisition Agreement; and (ii) filing this Consent as an exhibit thereto on or before 5:30 p.m. (local time in New York, New York) on the Business Day (as defined in the Purchase Agreement) after the date of this Consent. Following the filing of such Form 6-K the Holder shall not be deemed to be in possession of any material, non-public information of the Company.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Consent to be duly executed as of the date first written above.

The Company:

OBSEVA SA, A Swiss stock corporation

By:	/s/ Will Brown
Name:	Will Brown
Title:	Chief Financial Officer

Address: c/o ObsEva SA Chemin des Aulx, 12 1228 Plan-les-Ouates Geneva, Switzerland

With a copy to:

Address:

[SIGNATURE PAGE TO CONSENT, WAIVER, AND AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused this Consent to be duly executed as of the date first written above.

The Holder:

JGB (CAYMAN) PORT ELLEN LTD.

By:	/s/ Brett Cohen
Name:	Brett Cohen
Title:	President

Address: c/o JGB Management, Inc. 21 Charles Street Westport, CT 06880

With a copy to:

Address:

[SIGNATURE PAGE TO CONSENT, WAIVER, AND AGREEMENT]

EXHIBIT A

IP Acquisition Agreement

[Attached Separately]